SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
December 17, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K dated December 16, 2008, contains a press release announcing that Infineon is unable to meet the State of Saxony’s conditions for Qimonda aid.

News Release / Presseinformation
Infineon Unable to Meet the State of Saxony’s Conditions for Qimonda Aid
Neubiberg, Germany — December 16, 2008 — Infineon appreciates both the federal state of Saxony’s offer to support Qimonda AG with a loan and the high regard for “Buried Wordline” technology that the offer implies.
The state of Saxony has offered to grant a loan of Euro 150 million under regular market terms and conditions to help rescue Qimonda AG. Tied to this offer was the requirement that Infineon make an “unconditional permanent contribution of Euro 150 million in cash”.
As stated clearly to the state of Saxony at an early point in the negotiations, this requirement exceeds Infineon’s possibilities by a wide margin. “We deeply regret that the state of Saxony has not taken our proposals into account,” says Peter Bauer, CEO of Infineon Technologies AG. “In spite of the extremely difficult situation of the world market and the semiconductor industry, Infineon has offered to provide a loan in combination with the sale of a substantial package of Qimonda shares to the state of Saxony. This offer represents the largest possible burden we can reasonably take on.”
Infineon Technologies AG remains open to further negotiations with the government of the state of Saxony.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2008 fiscal year (ending September), the company reported sales of Euro 4.3 billion with approximately 29,100 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Infineon currently holds a 77.5 percent equity interest in Qimonda AG, a leading supplier of DRAM memory products. Qimonda is separately listed on the New York Stock Exchange under the ticker symbol “QI”.
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/
For the Business and Trade Press: INFXX200812.018e

Media Relations Technology:	Name:	Phone:	Email:
Worldwide Headquarters	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com

U.S.A.	Mitch Ahiers	+1 408 503 2791	mitch.ahiers@infineon.com

Asia	Chi Kang David Ong	+65 6876 3070	david.ong@infineon.com

Japan	Hirotaka Shiroguchi	+81 3 5745 7340	hirotaka.shiroguchi@infineon.com

Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: December 17, 2008	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer